United States securities and exchange commission logo





                             June 14, 2021

       Vincent T. Cubbage
       Chief Executive Officer
       Tortoise Acquisition Corp. II
       5100 W. 115th Place
       Leawood, KS 66211

                                                        Re: Tortoise
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed May 17, 2021
                                                            File No. 333-256173

       Dear Mr. Cubbage:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers about the Business Combination
       What vote is required to approve the Proposals ...?, page 9

   1. On page 74 you disclose that your initial shareholders have agreed to vote any Class A
                                                        Ordinary Shares and
Class B Ordinary Shares owned by them in favor of the business combination. Please
revise here, and elsewhere as appropriate, to disclose the percentage of shares that are
subject to an agreement to vote in favor of the business combination. In addition, since the
business combination proposal requires only the affirmative vote of the majority of the votes
cast, disclose the percentage of remaining shares needed to vote for the business
combination proposal if only a quorum of TortoiseCorp shares is present.
 Vincent T. Cubbage
FirstName  LastNameVincent
Tortoise Acquisition Corp. II T. Cubbage
Comapany
June       NameTortoise Acquisition Corp. II
     14, 2021
June 14,
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What interests do the current officers and directors have in the Business Combination?, page 10

2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment even if other SPAC shareholders experience a negative rate of return in the post-business combination company. In this regard, it appears the sponsor and affiliates could earn a positive rate of return even if the market value of shares initially purchased at
         $10 decreases by more than half.
3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
Summary of the Proxy Statement/Prospectus, page 18

4. Please revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Private Placement Financing, page 24

6. Please identify the PIPE Investors referenced in this section. Please also refile the
         Subscription Agreement filed as Exhibit 10.5 to identify the Subscribers who signed the agreement.
Risk Factors, page 38

7. Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Vincent T. Cubbage
FirstName  LastNameVincent
Tortoise Acquisition Corp. II T. Cubbage
Comapany
June       NameTortoise Acquisition Corp. II
     14, 2021
June 14,
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Volta derives a significant portion of its revenues from content sales...., page 43

8. Please quantify the "significant" portion of Volta's revenues derived from providing content space on its EV charging stations, and provide similar disclosure for the other principal sources of revenue.
Volta relies on a limited number of suppliers and manufacturers ...., page 44

9. Please identify by name the principal suppliers on which you are dependent.
We and Volta will incur significant transaction expenses and transition costs , page 76

10. Please revise to separately quantify the aggregate fees and expenses to be incurred by
         Tortoise and Volta as well as the amount of such fees that are contingent on completion of the Business Combination.
The Proposed Organizational Documents will provide, subject to limited exceptions, that the
Court of Chancery ,,,,, page 88

11. We note your statement that your exclusive forum provision will provide that derivative actions brought in the name of New Volta, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the
         Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Please disclose whether this provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision does not apply to actions arising under the or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
The Business Combination
Background of the Business Combination, page 132

12. Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations. As examples only, provide a more detailed description of the indications of interest or letters of intent and confidentiality agreements entered into with the other potential targets and identify the potential target companies that received formal indications of interest and/or draft letters of intent from you; additional detail regarding the assumptions underlying any target projections; and additional detail regarding the need to obtain PIPE financing for the combined company.
13. Please also further clarify the key participants and terms, as well as how terms changed during negotiations. For example,
             On page 143 you reference the "active role" independent directors played; however, you do not identify the meetings when they were active or the names of the
 Vincent T. Cubbage
FirstName  LastNameVincent
Tortoise Acquisition Corp. II T. Cubbage
Comapany
June       NameTortoise Acquisition Corp. II
     14, 2021
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              independent directors who were present;
                On page 138 you reference a "final version of a financial projection model"; but you do not clarify the discussions or changes or whether they initially presented the projections on page 146;
                It is unclear if the Series D pre-money valuation negotiated concurrently with the negotiations of the Business Combination was substantially similar to the final version used in the Business Combination;
                You reference negotiations with PIPE investors; please revise to identify them and indicate whether the valuation and other information shared with them was the same or different from what is disclosed in the S-4; and
                You reference "a higher vote" and terms of when "high-vote shares" convert into
              "low-vote shares"; but you do not quantify them or clarify how the numbers changed and eventually became 10-1.
The TortoiseCorp Board's Reasons for the Approval of the Business Combination, page 142

14. With a view to disclosure regarding the board's considerations, please advise us if the approximately $3.77 per share conversion in the Series D private placement suggests a value significantly below the anticipated value under the Business Combination.
Unaudited Prospective Financial Information, page 144

15. Please revise to clarify all material assumptions underlying the projections. In this regard, please explain the basis of the projections beyond year three and tell us whether the forecasts reflect more than simple assumptions about growth rates. Additionally, we note the statement on page 145 that you undertake no obligation to update the projections for events that may have occurred or that may occur after preparation of the projections.
         Please revise to state when such projections were prepared and confirm whether or not the projections still reflect management's views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.
16. We also note the statement on page 145 that no person makes any representation or warranty to any TortoiseCorp shareholder regarding the information included in these financial projections. While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers not to rely upon them.
         Please revise your disclosures accordingly.
Material U.S. Federal Income Tax Considerations, page 152

17. We note that you address the tax consequences of redemptions. Please revise here and where appropriate to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. Please
 Vincent T. Cubbage
FirstName  LastNameVincent
Tortoise Acquisition Corp. II T. Cubbage
Comapany
June       NameTortoise Acquisition Corp. II
     14, 2021
June 14,
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FirstName LastName
         see Section III of Staff Legal Bulletin No. 19, which is available on our website.

Proposal 5 -- The NYSE Proposal, page 182

18. Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the merger and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the merger will not occur unless the PIPE financing is consummated.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Volta, page 210

19. Please revise your disclosure to discuss in comprehensive detail the impact that the
         COVID-19 pandemic has had on your business and financial position. For example, you mention on page 41 that it caused Volta to substantially freeze 2020 hiring activity beginning in the first quarter of 2020 and take other remedial actions, and that it led to a slow-down of permitting and construction activities. Please also discuss any costs
         incurred as a result of the modified business practices you   ve
adopted in response to the
         COVID-19 pandemic that you mention on page 41 and elsewhere.
20. We note the statement on page 219 that Volta believes its cash sources will satisfy its working capital and capital requirements for at least twelve months from the date
         of Volta   s audited financial statements. Please revise to also
address your long-term
         liquidity needs and clarify the extent to which assumptions underlying your projections
         (for example with respect to economic recovery from COVID-19 and retention rate after switching to a fee-based model) are similarly used here.
Key Performance Measures, page 212

21. We note you disclose total stations installed, including network partners, as a key performance measure. Please clarify the importance of including network partner stations within your key performance measure and highlight any differences related to the impact on your operations between stations belonging to your network partners and those of your own. To the extent differences exist, please clarify whether any additional benefit exists to separately quantify the two categories of stations installed. Information about Volta, page 228

22. You disclose that your principal products and services are your EV charging stations and related services. Please revise to clearly explain your principal products and services. For example, with respect to the "utilization of the stations," are your principal customers local governments and municipalities, retail chains, individual EV owners, others or a combination? How is "Network Intelligence" different from other charging station revenue and who are the customers? You reference switching to a pay-for-use model but it
 Vincent T. Cubbage
FirstName  LastNameVincent
Tortoise Acquisition Corp. II T. Cubbage
Comapany
June       NameTortoise Acquisition Corp. II
     14, 2021
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         appears your stations currently charge beyond a certain level. It is also unclear where and how you obtain electricity and the cost structure for doing so. Additionally, please clarify:
             The key terms and average duration of your leases and other agreements;
             The nature of the content you provide on the charging station screens and how that translates to revenue;
             Your "network partners" and what you mean by "customized loyalty solutions for site hosts and partners";
             The extent to which you are materially dependent on government programs supporting EV technology;
             How you use driver data, "driver behavior," and whether end users are required to opt in to providing any such data; and
             What metrics and key performance measures, as referenced on page
212,
             management uses.

Competitive Strengths, page 234

23. We note the reference on page 235 to a pipeline of "up to 5,000 potential sites" under master service agreements with national partners which can be contracted for going forward. Please revise to further clarify the nature of the rights and obligations of the parties for non-binding sites and clarify material assumptions underlying the rate at which Volta believes "potential sites" will become revenue-generating agreements.
Volta's Partnerships and Strategic Relationships, page 236

24. Please revise this section to distinguish between current and past commercial partners and to disclose the extent to which your relationships with each named partner is material, for example by disclosing that each named partner contributes a specified minimum percentage to your gross revenues. To the extent that any of your relationships with the partners are not material, please tell us the basis for including them in this list.
Certain Relationships and Related Party Transactions, page 293

25. Please revise to identify the related parties and material terms where you refer to, for example, "certain officers and directors," "certain securities," and "certain holders."
         Additionally, it appears from page F-59 that the Series D private placement involved related parties. Please revise accordingly.
Signatures, page II-6

26. Please provide the signature of the controller or principal accounting officer. Refer to the instructions to the signatures on Form S-4. If any person occupies more than one of the specified positions requiring a signature, please indicate each capacity in which he or she signs the registration statement.
 Vincent T. Cubbage
Tortoise Acquisition Corp. II
June 14, 2021
Page 7
General

27. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
28. It appears you intend to change the jurisdiction of incorporation from Cayman to
         Delaware after effectiveness. Please tell us whether you intend to file a post-effective amendment to the S-4 expressly adopting it as your own registration statement for all purposes under the Securities Act and the Securities Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameVincent T. Cubbage                           Sincerely,
Comapany NameTortoise Acquisition Corp. II
                                                               Division of
Corporation Finance
June 14, 2021 Page 7                                           Office of Real
Estate & Construction
FirstName LastName